UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SWEAT COSMETICS, INC.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 24, 2015

Physical address of issuer
1820 South Steele Street, Denver, CO 80210

Website of issuer
https://sweatcosmetics.com/

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

1

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
First Democracy VC, the Intermediary, will be entitled to receive a number of shares of Series B Preferred Stock of the issuer that is equal to two percent (2%) of the total number of shares of Series B Preferred Stock sold by the issuer in in the Offering.

Type of security offered
Shares of Series B Preferred Stock

Target number of Securities to be offered
119,048

Price (or method for determining price)
$0.42

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$800,000.00

Deadline to reach the target offering amount
June 11, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$440,764	$ 335,164
Cash & Cash Equivalents	$28,733	$42,215
Accounts Receivable	$52,682	$8,902
Short-term Debt	$63,753	$6,273
Long-term Debt	$146,369	$36,730
Revenues/Sales	$333,803	$485,333
Cost of Goods Sold	$62,770	$305,179
Taxes Paid	$0.00	$0.00
Net Income	-$61,519	-$319,445

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 14, 2018

FORM C/A

SWEAT COSMETICS, INC.



Explanatory Note

SWEAT COSMETICS, INC. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on April 12, 2018 (the "Form C"). This Amendment is filed to add a video transcript (Exhibit A).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Emily Hines
(Signature)

Emily Hines
(Name)

CFO, Founder, Board Member
(Title)

/s/Courtney Jones Louks
(Signature)

Courtney Jones Louks
(Name)

CEO, Founder, Board Member
(Title)

/s/Valerie George
(Signature)

Valerie George
(Name)

Board Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Emily Hines
(Signature)

Emily Hines
(Name)

CFO
(Title)

May 14, 2018
(Date)

/s/Courtney Jones Louks
(Signature)

Courtney Jones Louks
(Name)

CEO, Founder, Board Member
(Title)

May 14, 2018
(Date)

/s/Valerie George
(Signature)

Valerie George
(Name)

Board Member
(Title)

May 14, 2018
(Date)

EXHIBITS
Exhibit A   Video Transcript

EXHIBIT A
Video Transcript

Roberto Gutierrez:	I'd like to welcome everybody to the webinar. We have a big portion of the Sweat Cosmetics team. I'll let them introduce themselves, a little backstory there, and then we're gonna walk through a deck with them today. If you have questions, feel free to ask them in the chat window in the bottom there or flag us down via email and we'll get to them afterwards.
	I'll be asking the questions at the end and I'll be the moderator. Why don't you ladies take it away and I can't wait to hear what you have to say.
Courtney Jones:	Yeah, a little bit about our deck does tell history about us, so is it okay if we just get started with that, Roberto, and roll through it?
Roberto Gutierrez:	Absolutely.
Courtney Jones:	Okay, so we can go to the next slide. We can skip the legal notice as well. Awesome. Just little bit about us as founders, I think main gist that everyone asks us about: yes, we are professional soccer players. That is the background and history of Sweat cosmetics, and just like any other start up company, you have this one idea and I think that it just evolves from there.
	The basis of Sweat started while we were on the field and while we were with our teammates. We kept seeing this movement of women going more towards being active. This is a world we come from since were, you know, even five years old. We were constantly on the go. We were hitting middle school and high school, we were always in the car, we were going to some soccer tournament. This was our lives. We were constantly moving and that didn't change up into college and up into after college. We kept seeing our teammates and all the girls around us having the same type of lifestyle.
	At the time we started Sweat, I think we'll all be able to say that our initial idea was for the athlete, for the woman who wanted a little bit more confidence on the field, wanted to protect her skin, and wanted an easier and more convenient way to do that. Of course the idea evolved and, not only did it go for athletes, it went into older women, young professionals, just women making it through their day, constantly on the move. We were able to create an amazing product specifically for that need.
	Roberto, you can go to the next slide.
	This is our team of founders. Obviously, we have three of us here. I'm Courtney. This is Emily, and this is Taryn. Our two other founders are Lindsay and Leslie.
	What I definitely want to point out with this slide, you can obviously see the quotes from each of us. I think it just points out to the versatility of our product. When we started this brand, we all had a different reason of why we wanted it. I'll call myself, of course, I had problem skin, I wanted something with a little bit of coverage that would last through my game, that would help me after the

game, I could go straight to dinner. Or after practice, I could go straight to the grocery store or straight to some sort of social event. That's where I was getting the most benefit out of our product, but you can even talk to someone like Taryn, who had then discussed the importance of sun care. She wanted to take care of her skin. She wanted to make sure there wasn't anything harmful in the environment that was going to cause any problems for her.

So we all sort of had this different idea. Which, I think also makes our product great. It wasn't just one thing and we made one product just specifically to last during working out. That was just one aspect of our product. We have also sunscreen, we have beneficial skin ingredients. We sort of took all of our ideas together and created one multi-tasking product in order to get the job done.

Roberto, you can go to the next slide and I'm gonna pass this over to Emily.

Emily Hines: Perfect. The Sweat Woman it's really...our biggest point is that 21st century makeup has not evolved with the 21st woman. Women today are more on the go than ever before. You think about women in the past and they wore denim. Women today wear yoga pants, whether they're actually working out or not. Whether she's lucky enough to get in a lunch time workout or she had to sweat before board meeting, our products are made to get her through both parts of her day.

You want to go to the next slide?

This is a great quote that comes from Adrienne Lofton, the VP at Nike. She says just that, she says, "Health and fitness haven't been bigger than they are today. Women dressed yesterday in denim, women dress today in yoga pants, whether they actually sweat or not."

Next slide.

Courtney Jones: [inaudible 00:04:48] Yeah.

Taryn Hemmings: Sure, yeah. Where does Sweat fit into all these categories. Courtney kind of touched on that a little bit. It wasn't just a makeup, we weren't just talking about, well we need something to cover our acne or whatever it is. It was all about beauty. It was about sun care and then this athleisure lifestyle. When your day is going from one thing to the next, to the next and you're trying not to worry about "What I need to pack in my bag," or "I can't wear this because I'm doing this. I'm going somewhere after my workouts," We tried to combine everything into our products to make sense, that fit with our lifestyle.

I think Emily's story is a little bit different than the rest of ours. In that she went from college to becoming a business professional. She has this story of waking up early, trying to fit in lunchtime yoga or whatever it was and having to run back to the office. It was kind of this whole thing for her where it was like, "I may not be an athlete still, but I'm still living this lifestyle," Just a combination of all three of those big things is kind of where we found our sweet spot. That's kind of our vision of our opportunity in this market. We really feel like there's no other brand out there that's capturing this piece and that it doesn't necessarily even exist, so we're trying to create this, kind of what lulu did when they first branded themselves as yoga company, but it's so much more than that. That's kind of what we compare ourselves to in the beauty world in what we're trying to do.

Next side.

Touched on this a little bit. Trying to find that sweet spot that's right in the middle. All three of these markets are huge markets. Obviously, a lot of money is being spent in there. Our customers 25 to 34 year old women. They're just getting settled into their careers, they have disposable income, they are starting to care about their skin, they are starting to really try to take care of it and combat those signs of aging. We feel like it's a really good spot for us.

Courtney Jones: Is it okay if I add something [crosstalk 00:07:29] real quick on the slide?

Taryn Hemmings: Yeah.

Courtney Jones: I just want to mention, so the other day on Instagram actually, I saw this joke and it was actually perfect for this type of woman that I think is evolving. It was saying that not only have cosmetic companies or skin care companies created a ton of products, but they've created the perfect product for your left elbow. I started laughing because there's so many brands out there that are going into these super, super niche markets and, I don't think we're that intense, but the buyer these days want something specific for their needs.

Of course they could go to Sephora, they could go to a department store. They can find a product that will work. Of course they can sweat with it. If it's going to last, it's probably like paint on their face, it's gonna be a little bit thicker, it's gonna cause some issues.

What we're trying to do is combine all of these worlds to give women something that's perfect for exactly what they're doing. I'm not sure if there's a slide later about this and Emily may have touched on this, but women these days you have a moisturizer for the morning and then you have a nighttime moisturizer. You have running shoes for when you go work out and then you have heels.

We want to be a brand that's specific towards need. At the same time, what we try to do is, again, not put ourselves into such a niche market that it's only specifically for working out. We always say yes of course, you're gonna wear running shoes when you go out to run, but you also are gonna wear running shoes leisurely. You're not going to wear heels, of course, to go and run. We're trying to create a product that someone can use throughout their entire day no matter what they're doing. If they're going to the boardroom, if they're going on the subway just to try to get to work, if they're going to happy hour. If they are going to workout, it's something that will last and it will keep their skin fresh, clean. We like to call our makeup more on the healthier side of cosmetics.

I just wanna point out that, obviously we are taking these three types of worlds and blending them together, but that's sort of where women are headed these days. There's this huge movement towards being active. Of course, you want the beauty side, you want the athleisure side, and the sun care is so important especially with aging. That's such a big topic these days. We do want to hit the perfect spot in this market and there is a gap.

Just like we've been talking about lululemon. They've created this incredible athleisure movement and they really did start this entire movement towards this active society. We just want to tap into that on the beauty side and give someone a cosmetic that's gonna last through their entire day no matter what.

You can go to the next slide, Roberto.

This is the slide I was just gonna [crosstalk 00:10:12] [inaudible 00:10:13]

Emily Hines: I think we have a little bit of a slip up in what the deck is and what we have left, but you get the gist of it.

You can go to the next slide.

Yeah, sure. This just talks about our opportunity. We really are trying to change a buying pattern for women. One thing that quote really exposed to us from Adrienne at Nike, is that you shouldn't be wearing the same thing Monday through Friday sometimes from 6:00 am 'till 9:00 pm at night when you get home that you're wearing on Saturday night date night. There really should be a difference in what you're putting on your skin while you're battling, getting through your day, straight up hustling, and then being treated like a lady or going out with your girlfriends and getting dolled up. We're trying to be the warrior wear that gets you through your Monday through Friday.

Next slide.

Courtney Jones: Yeah, yeah. No, I can go with this.

So what happens to your skin when you sweat? Obviously, I think the main question we get... I might not follow this slide exactly, but do a brief overview. The main question we get from so many people, one: isn't wearing makeup when you sweat bad for you? The way I respond to that is that no matter what you're doing in the middle of your day, you're probably going to be sweating. Especially if you're as active as us or if you're constantly running around.

Whether you're a mom, whether you're young professional, whether you're an athlete, etc., you're going to have a little bit of sweat on your face and on your body. You're obviously going to wear makeup while this is happening.

This leads into another question that we always get: do women really wear makeup while they're working out? The answer is absolutely. We may be doing it in a little bit more discreet way and maybe other women are doing it in more of a very obvious way. I think that's what we're trying to prove in here. We're trying to prevent the cakey makeup, prevent the full coverage. We want something extremely natural so we feel still feel confident but you're also getting some major skin care ingredients at the same time.

Yes, when your skin is sweating, there are toxins being released. One of the one things we love about our product is that it's so breathable. We purposefully use minerals and we use powder so it's not clogging our pores and it's not entering into our skin. It's nice layer over the top that your sweat can actually come through and your skin is very, very breathable when your sweat comes through. Our product is water resistant so once sweat ends up touching the product, it's not going to cake, it's not going to run. You can actually dab the sweat off without the cosmetic actually coming off. I think that's talked about right at the bottom where it's how sweat is different.

We really just want to give women a healthy alternative to some of these liquid foundations that are out there full of silicones, full of fragrances, full of oils. We'll talk a little bit about our product and what makes it up a little bit later in the slides. I think our main purpose of this slide, specifically, is to let you guys know women are wearing makeup, women are sweating no matter what. Whether it's bad, whether it's good, it's still happening.

Maybe this is a bad example, but people are always saying, "Okay, yes we know that having a cocktail might not be the best for your body, but we might do it anyways." It's one of those situations that it's just going to happen and we want to give a healthy alternative to those women. It's not bad to cover up if that gives you confidence and that's what we want.

Again, I've always had a little bit of problem skin, so me being able to cover up before 90 minute soccer games is something that was important to me. I wanted to look in the mirror and I wanted to not worry about maybe the acne that was on my face, but I had to get ready for a game. It can be an internal battle. We want to be able to give women the opportunity to feel as confident and as ready for their day as possible.

You can go to the next slide.

Taryn Hemmings: I'll touch on our products a little bit. We have, as you can see, six main products. Obviously our idea when we started this was to start with really basic products, so all your bases for your face. The first two we came out with, one was a foundation, one is a translucent mineral powder. Same basic formula, but one has tint in it, one is more just about the sunscreen. Both are zinc oxide, always as natural as possible with no chemical sunscreen. It's gonna be better for your skin, especially when you're sweating.

We have five shades of foundation. Both are refillable, the little jar next to the twist brush is actually sold separately as well. Then we launched our bronzer and illuminator. Both SPF 25, still using oxides, still the same base formula, just a little bit more color to them.

Our illuminator probably my favorite product. I always talk about it, but it's similar to a highlighter. It's great because it does have that sunscreen in it so you're even adding something additional to that protection and just better ingredients for your skin.

We then launched Skin-Balancing Cleansing Towelettes. Oil free, fragrance free, which is huge for towelettes. There's so many on the market and I think people don't really pay attention to what's in the ingredients in there because they're just trying to take their makeup off as fast as possible. We really wanted to focus on... you're trying to cleanse your skin, you don't want to be putting on oil. You don't want to be putting fragrance on it 'cause it's just gonna cause more problems. You're gonna layer on makeup and then you're gonna think it's the makeup that's causing problems and it might not be. That was one side of it and then we wanted them individually packaged so that you're not trying to carry around a big bag of towelettes that dries out halfway through and it's heavy in your bag, it's just kind of obnoxious. That was another big piece to that.

Then we launched our foundations in a jar application. We followed our home base applicator so it gives you a little bit more coverage. Same exact powder though, that's in our twist brush. We love it for in the morning at home and then you can touch up throughout the day with your twist brush.

I think we can... I'll keep touching on these and kind of our plans for the future quickly. We really want to stick to the makeup bag staples. We're never gonna be that company that comes out with 100 different eyeshadow colors. We really wanna come out with products that women really need and are important to their day to day lifestyle. Everything is gonna be on the go, everything has that idea of either sun protection or something really, really healthy for your skin. We'll probably go further down the skin care route with some of our next products, but we'll also stick to what we're doing and add some more color products. We don't want to divulge too much, but we have a couple great new ideas and new things coming.

Ready for the next slide.

Emily Hines: We really wouldn't be athletes if we weren't totally goal oriented, scrappy as hell, and very competitive, so we're really proud that since June of 2015, almost three years ago, we completely established a Sweat brand. We see girls tagging us on Instagram and sending us direct messages of, "You saved my skin." or "I'm a Sweat Babe and I'm hustling through my life," It's really been meaningful to us to see girls see our vision.

We've launched a really successful e-commerce site. On average, we're doing around 70, 75% on our own site. Which is ideal because the margins are incredible. We have developed and created six products. We don't cut corners, we don't private label. Everything that we're making, we're testing. We're picking through the ingredients, taking this out, why is this in there, no fillers. Make closed deals with Sephora, with Anthropology, with REVOLVE, Soft Surroundings. Talking with brands that we didn't even think were possible. We've been rated over a million in sales which is something we're really, really proud of.

Next slide.

This just kind of goes into our ideal, in a perfect world, if we raise our capital. Most important to us is we wanna stay relevant. We wanna launch some new products for you guys. Mix things up and show you just how we can help make women's lives a little easier and keep them confident.

Replenishing inventory, it's great problem to have because it means that there's a demand for what we have out there. It's not so fun because it doesn't really allow us to grow. It's all just replenishing what we already have, but it is important.

Advertising, marketing, branding is imperative. Similar to brands like Allbirds and PIMS and Dollar Shave Club, what they've done from an e-commerce perspective is something we definitely wanna model in every facet of our brand. From how we're talking to our customers, their entire e-commerce experience.

And then operations. We really wanna invest into... Really making sure we're investing in every operation of our company to make sure it's the most efficient use of time, effective use of proceeds, and we're cutting cost when they shouldn't be spent.

In a perfect world, this is how we'd like to spend our capital.

Next slide.

Our future. Court, go nuts.

Courtney Jones: Yeah. Okay, again just touching on the allocation that Emily just mentioned, launching new products and upgrade on our current products is definitely top on our list. Like she mentioned, we wanna stay relevant and we feel that in the cosmetic industry, you always have to be coming out with something new in order to get that returning customer. I do think we are proud to say right now, even with only six products, that we really had probably two to three major roll outs. The first one was obviously our first two products and then the next summer we were able to come out with three more. Then we did a smaller launch for our jar that Taryn mentioned, but in all of those situations, only having six products has still brought us to about a 22% return customer, which we think is really awesome. We do want to create more products in order to get our customers back because our products are lasting very long, but again, getting those return customers whether it's for gifts or for themselves, it's something we definitely wanna increase. We feel like this is the way to do that.

I will say, like Taryn mentioned before in terms of new products, we do wanna just always keep convenience in mind. Being active is our number one priority and that's our focus, so no matter what we come out with, when it comes to the packaging, the way that we ship. Everything we want to do, whether it's the upgrade or a new product, we wanna make sure that it falls in line with everything else that we've been doing.

The direct-to-consumer focus. Our margins are extremely high on our own website so, yes, we have gone into some retailers. I think that slide comes up a little bit later and I'll let Taryn touch on the retail. We are growing in retail. What we thought of, especially as a new brand that needed brand awareness, we wanted to go into retailers to use their network of customers in order to spread the word of sweat. But, again, our margins are so high from our own e-commerce site that we really wanna build up that experience.

Certain ways that we want to gradually increase that is, of course, keep our retail relationships. They do help. Of course they're buying at a smaller margin so we want to basically offer something different on our own website than we are in our retail store so people obviously have the convenience of going inside a retailer, but then on our own website, we can offer something a little bit more an exclusive, just at Sweat so we can still keep people coming back to our own site. That's extremely important.

We can roll out products to our certain retailers, but then draw them back in somehow to our own site and then get that returning customer. That's also really important and I think that all has to do with just the intimacy and the feeling that people get when they deal with just us specifically. We've always talked about that. We're building a brand. When you go into a retailer, of course you're dealing with, basically, a second party, where if you come to us, you're dealing directly with us and the founders. We want to be able to give a better experience to our customers that way.

That's sort of goes to the next slide, building a Sweat culture and establishing our brand. I think we've done a great job so far, but of course, there's always room for improvement. We want women to, not only love our products and love what we're offering, but we want them to fall in love with our brand. We want them to be a Sweat Girl, we want them to be active, we want to encourage people to work out and to continue to be active. We wanna do that on all age ranges. Obviously, right now, our target market is probably ranging from 25 to 35, which is exactly who we are, which is how we connect to our customer. We still get customers ranging from 18 to even 40 plus. We want to keep that dream alive, we want people to get out and be active, and we think that our product, not only can work for all types of people, but in can also encourage people to continue this lifestyle.

We can go to the next slide.

Oh, thank you! Roberto, I don't know if you wanna take it from here. Ask any question.

Roberto Gutierrez: Yeah, no, thank you guys, that was fantastic. So, I guess the first question I have that's come up is, "Makeup at the gym." This is one I've actually gotten from most people. That's the question, being, "Oh, is this just for makeup at the gym?" That's the question. Go for it, take it from there.

Emily Hines: I can take this one because I'm very passionate about it and we get it a lot. A lot of people say... We get trolls all the time saying, "Women are under so much pressure, why are you saying that they now have to wear makeup to the gym?" We're saying absolutely not. We're saying, A: every woman should be free to do what she wants to do and if she feels more confident with the look good, feel good, play good at the gym, great. Let's make a makeup brand for her.

I know I saw, personally, I was working in the morning, rushing to yoga at lunch, sprinting to get back to the office by 1:30. I didn't have time to take off my makeup, reapply it and look good for my meeting. We wanna create a brand for that girl, to last through it. No, is it ideal to wear makeup on your skin after you've been sweating? No, but who has time, you know? So what's the next best thing for her skin?

And if, no, you don't wanna wear makeup, we say, "Okay, great. What are you wearing, you know, when you go run outside?"

"Oh, well I wear, you know, Coppertone sunscreen."

And we're like, "Okay. Well that's not great for your skin either. Here's a healthy alternative for some sunscreen protection in our translucent. It's zinc oxide, all natural ingredients."

We really are providing [inaudible 00:26:15] expert. Full across the spectrum. Whether it's just protection or you want a little bit of coverage.

Roberto Gutierrez: That's awesome. I love the passion. The passionate answer's my favorite part of it. So it's kind of [crosstalk 00:26:29]

Emily Hines:	[inaudible 00:26:31] do anything.
Roberto Gutierrez:	I love it. A little bit, in the passion side of things, you mentioned you guys don't cut corners, you're not white labeling. Are all of your products cruelty free, vegan friendly, things in that nature? Can you talk a little about the product a bit in that regard?
Courtney Jones:	Should I start and [crosstalk 00:26:51] you finish?
Taryn Hemmings:	Sure.
Courtney Jones:	First, I wanna mention that when we launched in 2015, but we started this company back in 2011, I think, is when the idea happened. We finally became an [inaudible 00:27:02] scene in 2012 and that's obviously evolved and that's really when everything started. We had been working with chemists for years on just this formula for our powder. We originally started working, "Okay, what's the fastest way to go to market?" Okay, you private label, you go to a manufacturer, you find something that's sort of already made. You maybe tweak it a tiny bit for your marketing needs, you slap a label on it and you go to market. It takes maybe six months.
	We actually visited a manufacturer and it was out of New York. We got there and the products were great, they weren't anything special, and sure we could've slapped a label on it, but we actually pulled from that. We found woman out of Los Angeles who helped connect us to the perfect people in L.A.
	World renowned chemists who work with a ton of the larges companies. We went and visited with him. We were in his office and he loved the idea, he loved us as people, he knew he was dealing right with the founders and not be assistant of the assistant of the founder or anything like that. He was dealing directly with us. He sees our passion every single day and we worked with him for about two years in developing just the formula of our powders.
	So, no, we definitely didn't cut corners and I think, when we went to him, we had certain specifications. I know that some of us have problem skin, some of us want sun care, some of us wanted the skin care portions of it. I, personally, I'm super, super sensitive and my skin reacts to a lot. I think I was the most specific person on this job. I definitely didn't want oils. We didn't want fragrances, we didn't want any preservatives, we didn't want silicones in any of our products. Those were things that were important to me and they were just allergens in general that a lot of people's skin is effected by.
	I think our most important reasoning for this was, if we wanna promote women sweating, when you sweat, your skin gets hot, your pores open. More reactions can happen when your skin is so vulnerable like that. It's different than just day to day or night makeup where you can slather a ton on and maybe that doesn't effect your skin in any way. Whether you have sensitive skin or not, when you're

sweating, it's automatically sensitive because of those reactions. We wanted to make sure we didn't everything possible to make sure this product was perfect for sensitive skin. We've actually done extra testing on our products so, not only have we done just the standard cosmetic testing in order to go to market, we've done extra sensitivity testing, making sure that it's perfect for those with problems like myself. On top of that, we've done even third party testing that's separate from maybe the clinical or the mandatory testing.

We've tested a group of women, they were to try out our product for seven days and, I will say, I think this is on our page on the Indiegogo platform. We did test our foundation them and, not only did it pass everything in terms of sensitive skin, but it also passed even working. I think it was 83% of women felt that after an hour of a sweaty workout, this cosmetic stayed on their skin and lasted. That's exactly what we were going for with our product. We want it to, not only be functional, but it needs to actually work for what we're saying that it can.

Taryn Hemmings: And then, on top of that, yes, we're 100% cruelty free. Our brushes are 100% synthetic so that's all set. We also will be on that side of things. Dermatology approved. Like Court said, hypoallergenic. Tried to make sure everything that we felt was important to our standards and what's important to the lifestyle that we lead.

Roberto Gutierrez: Fantastic. This question from the crowd here was, great team, love the passion, love the background. Are there plans to get other professionals involved beyond yourselves in the more specific articles of business from marketing or finance or strategy, things in that nature.

Emily Hines: Yeah, absolutely. We are a very lean team. Here, looking at it right now and we've got our two other founders and some help along the way, but I think we are very aware that if we want to take this company to what we know it can be, we're gonna need some help. From a marketing perspective, from a finance perspective, to manufacturing operations, we could use help across the board to really build a rock star team. It's definitely in the future for where we need help and growing.

Roberto Gutierrez: Awesome. Next question was, "How do people invest in this? Where do they go? What do they do?"

Emily Hines: Well, head on over to the MicroVentures platform and there's really simple easy button that says, "Invest today" and start the process and get you on over to team Sweat.

Taryn Hemmings: Minimum is $100.

Courtney Jones: Yeah.

Emily Hines:	Maximum's like 800k so I think they can make a 710,000 cheque if they wanna get in now, but close up rounds.
Roberto Gutierrez:	Great. One more thing to go back to was you talked a little bit about the market gap you guys would be filling, the nexus of athleisure, beauty, and fitness. Can you just talk a little bit more about that and why that's so important?
Courtney Jones:	Yeah. I'm gonna say one comment on that and this goes back to [crosstalk 00:32:47]
Emily Hines:	It's gonna turn into ten comments.
Courtney Jones:	Yeah, I'm the rambler of the group. I think it goes back to one of our slides where pick anyone you know, any woman that you know, and they own a pair of yoga pants. It just happens. Whether they're actually working out.

There was this funny video way back that was talking about all the things that women do in their yoga pants besides working out. It's so true. Whether you're actually leaving the house or not, it's comfortable. It's nice for the figure. I think a lot of women like that. I think just in general this type of culture we've developed and being active and being healthy. We're wearing yoga pants to go anywhere these days. We're going to Whole Foods, we're trying to be really conscious about the ingredients that we're putting in our bodies and on our skin. I think we are very passionate about all of those things and this is the lifestyle we've led for so long now. Not only are we creating products for people who are already living that lifestyle, but we're also encouraging this lifestyle.

We're trying to, yes, hit the perfect point in this market. I do believe that it is a niche market, but I also don't think it's as niche as people wanna think. It's not so specific that our market isn't big enough because, not only do we hit the beauty side, we also hit the athleisure side, and we're now bringing sun care into it which is the skin care market.

Also the one thing I wanna point out about all of these different spectrums, is that the women that are going into Sephora to find something for their skin, they are probably wearing yoga pants in order to go to Sephora. They're going to those Boutique Fitness, they're going to SoulCycle, they're going to CorePower. They're going to these Pilates, they're trying to be as healthy as possible. And then obviously the sun care comes in because, I think, antiaging is so important these days that people now know the effects of the sun on your skin. It's becoming more and more relevant, I think, in our lives. You're playing with one girl, she just happens to shop in all these different markets, so we're trying to bring her one product that's perfect for her.

I think all these markets describe exactly who we are as people and we realize along the way that there are a lot more women exactly like us. Again, yes, we were athletes, but now we're retired, no we are business women, now we are moms, now we are doing anything in our day to try to make our lives a little bit easier and our product is perfect for those women.

I also think that, and I always mention this, 95% of women in America don't have time to wake up every morning and contour their face like Instagram's telling them to. I think it's just ironic and it's funny because we love watching those videos and we love seeing how it's done. And women go to Sephora in order to buy all these products in order to do it, and maybe they'll try it once and realize, "Man, that takes a really long time. I don't have time for this," We're waking up every morning and we are hustlers and we are always on the go we're constantly getting things done. Again, that's more than just us, that's all types of women. So we're trying to create a product that's so easy to use and that works, that it can be used however any type of woman would want something that's easy, want something that's natural looking. Again, we wanna go towards that 95% of women who want that natural look.

Taryn Hemmings: And I think, too, we realize that this opportunity that we are seeing. Other brands are starting to try and touch as well. To us, it doesn't matter because they're not doing it the right way. They're not putting the time into creating the right products and doing the research and using the right ingredients. They're just saying, "Oh, everyone's trying to be athleisure, let's drop some products, call them athleisure, and try and get some sales," That's fine, but what we're doing is really trying to focus on a specific market and really create this area that makes sense. And everything we come out with, from the ingredients, to the packaging, to the applicator, have this in mind.

We don't believe this is a trend, we don't think it's going anywhere. We think this lifestyle's around to stay. I can't imagine our society regressing to an unhealthy society. That's really important to us as founders, I think, that we really know our market and our customer and where they're going.

Emily Hines: I guess my touch on it, too, is prior to starting this company, I literally knew nothing about makeup, which is comical now that I own a cosmetic company. We want to create makeup for girls like me. We always say we're the lazy girl's guide to makeup because we don't know a bunch about it, we didn't know much about ingredients, what was bad for our skin. We just wanna be the mindless, every girl can trust our brand knowing we put in the work so she doesn't have to.

The Sweat Girl is hustling in every part of her life. She's trying to learn more in her career, excel with her family. She's hustling everywhere. We wanna be the part of her cosmetic routine that she doesn't have to hustle because we put the work in for her. Knowing that whatever she put on her skin, that Sweat cosmetics is good for her. Knowing that it's protecting her and knowing it's as strong as she is.

Roberto Gutierrez: Thank you. The next one was talking about how the brand has evolved since you guys began.

Courtney Jones: Oh, man, where do we start?

Emily Hines: We just were laughing about [crosstalk 00:38:44] that this morning. It's really gone from two products that was shipped to my house in Denver and stored in my garage and shipped out every day by us, to, we touched on, the benchmarks. We successfully launched and created six products. We've closed deals with huge household brands with Anthropology and Sephora. And the fact that my mom can walk into her favorite store, SoftSurroundings, in New Mexico and see her daughter's brand on a table. We're on Good Morning America, we have gotten write ups in Fast Company.

Taryn Hemmings: But, on the other side, we're still the ones fulfilling the orders, we're still touching customer service. We're answering all our customers questions and our info account is run by us. We really do still have that vision of what exactly is going on in the company. I think we have a really good handle of... We're in a good spot right now.

Emily Hines: Yeah.

Courtney Jones: Something my dad always says, "Man, you guys are getting a ton of huge publicity for such a small company." And it's so true. I think it goes back to our athlete mentality and trying to hustle and get any publicity that we possibly can.

Obviously, in terms of the idea and that sort of evolvement, when we started this company, we honestly were going towards athletes. Our market was extremely small. We realized that really, really. I think we also realized that this product is made for more than just an athlete, which we've already touched on. It's grown from there. We've tried to give other options. We obviously know we have the woman who maybe doesn't know too much about makeup and wants more sun care, so we have a product for her. But, hey, we have a bronzer for the girl who really wants to contour and, I don't know why I wanna say spice up her face though, I just did it.

We try to be as versatile as possible, but still sticking to what we know and our focus and that's always going to be active and healthy. We wanna make sure, that no matter what, it's going to stay there, but I still think that gives us a little bit of wiggle room to go in different areas.

Roberto Gutierrez: Thank you. I'm just gonna remind everybody now that to invest, go to MicroVentures.com, click on crowd funding, and Sweat Cosmetics is where you invest. There's a link in the webinar. And then the final thing, ladies, if you could leave your crowd, your community, your investors with a message or just share your passion and vision, what would you wanna leave them with here before we go?

Taryn Hemmings: Choose a passion.

Emily Hines:	I don't know. I just think that this company has been such a crazy ride for us and going back to the whole thing with athletes and we've been told no by so many people or, "You guys don't have an idea," or "We don't wanna get in the beauty space," or "This doesn't make any sense." And we know that they're wrong and that's how we've gone to this platform because we're just proving them wrong 'cause we know from our followers, the people who have purchased our products, who've come back, and the women who have said, "Thank you for finally making a cosmetic that's for me. It's not intimidating, it's really easy to use. My skin has never looked better."
	For us, to continue this growth and become the company we want it to be and know it can be, we just need a little bit of help getting to that next round. I think these next 18 months for us are gonna be insane and what a better time for you to be a part of it and say, "I remember when these girls were starving and trying to get by and look we've grown it too." That's the vision we wake up and see every day.
Courtney Jones:	I think, just to that point in general, we have spent the last four years making sure that anyone who sees our brand understands that we have to find this place in the market. We've spent the last 4 years working on that. Making sure we're proving the fact that we do have customers, that this is so specific, but women need this product in their lives. I think, on top of that, just in terms of our product in general, we just had a meeting and we were talking about that. That there are a lot of women out there who want to use so many different brands and what's great about our products, specifically, is that, not only can you use it alone, but it is a good complement to anything else you are using in your daily lives.
	I think that's another convenient aspect of our aspect, is being able to give women options and being able to give them something they can always count on, like Emily touched on, that might not interrupt what they're currently doing, but it's a great addition and it's something they can always use no matter what.
Roberto Gutierrez:	Thank you very much. That about sums it up for us here. You'll be able to find this posted on the Sweat Cosmetics offering page on MicroVentures.com. If you have any questions, feel free to reach out to the Sweat Team or ask questions below in the offering page.
	Thank you all very much.
Emily Hines:	Thank you!
Courtney Jones:	Thank you so much everyone!
Taryn Hemmings:	Thank you.
Roberto Gutierrez:	We look forward to chatting with everybody soon! Have a good day.

Courtney Jones:		Thanks, Roberto.